September 8, 2014
Re:    ClubCorp Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 21, 2014
File No. 1-36074

Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ms. Cvrkel:

Reference is made to the comment of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) of ClubCorp Holdings, Inc. (the “Company”) in a letter dated August 22, 2014. We have considered the Staff’s comment and set forth below are the Staff’s comment, in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013
Critical Accounting Policies and Estimates, page 67
Expected Life of an Active Membership, page 67

1.
We note from your revenue recognition critical accounting policy that at the majority of your private clubs, members are expected to pay an initiation fee or deposit upon acceptance as a member to the club for which revenue related to the initiation fee is recognized over the expected life of an active membership. We note for initiation deposits, the difference between the amount paid by the member and the present value is deferred and recognized over the expected life of an active membership. In this regard, please tell us and revise your critical accounting policies to disclose the expected lives or range of expected lives of active memberships for purposes of recognizing revenue associated with initiation fees and deposits for each of the periods presented in your financial statements. Your revised discussion should address attrition rates and how they are used in determining the expected lives of active memberships. You may consider using sensitivity analyses to assist with your discussion. Additionally, for each period presented, please tell us whether there have been any material changes in your estimates as a result of attrition rates differing from enrollment rates and the income statement effect, if any.

RESPONSE
We recognize revenue related to initiation fees over the expected life of an active membership. For initiation deposits, the difference between the amount paid by the member and the present value of the refund obligation is deferred and recognized as revenue over the expected life of an active membership. We determine the expected life of an active membership by calculating a historical average of attrition rates.
We have determined, based on our long history (over 50 years) of operating clubs, that attrition rates vary depending on the type of club or type of membership. Therefore, we consider attrition rates on a disaggregated basis. During fiscal year 2012 and fiscal year 2011, we separately considered data regarding our golf and country club segment and our business, sports and alumni club segment. We refined the estimation process during fiscal year 2013 by further disaggregating the attrition data within the golf and country club segment to consider types of membership (e.g., social membership with no golf privileges as compared to golf memberships) and the amounts of initiation payments required for membership at our clubs. Based on historical attrition rates, we believe that considering membership types and initiation payment size is an important consideration in estimating the expected life of a member.
Depending on membership type, our historical experience is that the expected lives of our various memberships may range from one to 20 years with the average historically ranging from six to seven years within our golf and country club segment and three to four years in our business, sports and alumni club segment. During fiscal year 2012 and fiscal year 2011, the average expected life of an active membership was approximately six years for golf and country club memberships and approximately four years for business, sports and alumni club memberships. Beginning in the fourth quarter of 2013, the weighted-average expected life of a golf and country club membership was approximately seven years and the expected weighted-average life of a business, sports and alumni club membership was approximately three years. The impact of the refinement in our estimation process in fiscal year 2013 was a decrease in revenues of approximately $0.2 million, or 0.0% compared with the previous estimation approach. As demonstrated by the consistency of the average expected lives of our memberships for the years presented and our growing membership base, there has been no material change in our estimates as a result of attrition rates differing from enrollment rates.
As disclosed within the Summary of Significant Accounting Policies at page 79 in the 2013 Form 10-K, membership initiation fees and deposits recognized within revenue during fiscal year 2013 were $17.7 million, or approximately 2% of total revenues. We have performed various sensitivity analyses and believe it is unlikely that changes in our expected life of an active membership will have a material impact on our financial statements, because of our large membership base and number of years in the expected lives of our memberships. We have calculated the impact of the change in our estimated average membership lives and determined the impact to revenue for a one year increase or decrease would be approximately $1.2 million or 0.2% for the golf and country club segment and $0.3 million and 0.2% on the business, sports and alumni club segment.
In response to the Staff’s comment, in future Form 10-K filings we will modify the disclosure in Management’s Discussion and Analysis under Critical Accounting Policies and Estimates-Revenue Recognition to state the following with bold representing changes (assuming that there are no significant changes in the average expected lives of active memberships pursuant to the re-evaluation to take place as of September 10, 2014):
Revenue Recognition
Revenues from club operations, food and beverage and merchandise sales are recognized when the service is provided and are reported net of sales taxes. Revenues from membership dues are generally billed monthly and recognized in the period earned. The monthly dues are expected to cover the cost of providing membership services and are generally adjusted annually depending on national, regional or local economic conditions, which could limit our ability to increase revenues from membership dues.
At a majority of our private clubs, members are expected to pay an initiation fee or deposit upon their acceptance as a member to the club. These initiation fees and deposits vary in amount based on a variety of factors such as the supply and demand for our services in each particular market, number of golf courses or breadth of amenities available to the members and the prestige of the club. In general, initiation fees are not refundable, whereas initiation deposits are not refundable until after a fixed number of years (generally 30) and the satisfaction of contract-specific conditions. We recognize revenue related to initiation fees over the expected life of an active membership. For initiation deposits, the difference between the amount paid by the member and the present value of the refund obligation is deferred and recognized as revenue over the expected life of an active membership.
The present value of the refund obligation is recorded as an initiation deposit liability in our consolidated balance sheet and accretes over the nonrefundable term using the effective interest method with an interest rate defined as our incremental borrowing rate at the time the initiation deposit was paid adjusted to reflect the life of the maturity, which is generally a 30-year time frame.
Expected Life of an Active Membership
The determination of the expected lives of active memberships is a critical estimate in the recognition of revenues associated with initiation fees and deposits. The expected lives of active memberships are calculated annually, using historical attrition rates to determine the expected lives of active memberships. Periods in which attrition rates differ significantly from enrollment rates could have a material effect on our consolidated financial statements by decreasing or increasing the expected lives of active memberships, which in turn would affect the length of time over which we recognize initiation fee and deposit revenues.

During fiscal year 2012, the average expected life of a golf and country club membership was approximately six years and the expected life of a business, sports and alumni club membership was approximately four years. We re-evaluate the expected lives of our active memberships annually as of the first day of our fourth quarter for the subsequent four quarter period. During fiscal year 2013, our estimated expected lives ranged from one to 20 years. Beginning in the fourth quarter of 2013, the weighted-average expected life of a golf and country club membership was approximately seven years and the expected life of a business, sports and alumni club membership was approximately three years. During fiscal year 2014, the weighted-average expected life of a golf and country club membership was approximately seven years and the expected life of a business, sports and alumni club membership was approximately three years. A one year increase or decrease in the average expected lives of our memberships in either our golf and country club segment or our business, sports and alumni segment would change total revenues by less than 1%.
Additionally, in future Form 10-K and Form 10-Q filings we will modify the disclosure in the applicable footnote to the financial statements to state the following with bold representing changes:
The expected lives of active memberships are calculated annually, using historical attrition rates to determine the expected lives of active memberships. Periods in which attrition rates differ significantly from enrollment rates could have a material effect on our consolidated financial statements by decreasing or increasing the expected lives of active memberships, which in turn would affect the length of time over which we recognize initiation fee and deposit revenues. During fiscal year 2013, our estimated expected lives ranged from one to 20 years; the weighted-average expected life of a golf and country club membership was approximately seven years and the expected life of a business, sports and alumni club membership was approximately three years. During fiscal year 2014, the weighted-average expected life of a golf and country club membership was approximately seven years and the expected life of a business, sports and alumni club membership was approximately three years.
As requested by the Staff, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

3.	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter through EDGAR and emailing a copy to you. Please feel free to call me at (972) 888-7324 if you have any questions or need additional information.

Respectfully submitted,
CLUBCORP HOLDINGS, INC.

By:    /s/ Ingrid J. Keiser
Ingrid J. Keiser
General Counsel, Secretary, and
Executive Vice President of People Strategy